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FILED BY CMI CORPORATION PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934.


SUBJECT COMPANY:       CMI CORPORATION
COMMISSION FILE NO.:   001-5951


                      INFORMATION CONCERNING PARTICIPANTS

     CMI Corporation ("CMI") and certain other persons named below may be deemed participants in the solicitation of proxies in respect of the proposed merger (the "Merger") of Claudius Acquisition Corp. ("Merger Sub"), a wholly-owned subsidiary of Terex Corporation ("Terex"), with and into CMI, pursuant to the Agreement and Plan of Merger, dated as of June 27, 2001, by and among Terex, CMI and Merger Sub. The participants in this solicitation may include the directors of CMI: Bill Swisher (Chairman), Larry D. Hartzog, Thomas P. Stafford, Joseph
J. Finn-Egan, Jeffrey A. Lipkin, J. Larry Nichols, Kenneth J. Barker and Ronald Kahn; as well as the executive officers of CMI: Bill Swisher (Chief Executive Officer), Carl E. Hatton (Chief Operating Officer), Jim D. Holland (Chief Financial Officer) and Thane A. Swisher (Vice President and Secretary). As of the date of this communication, other than Messrs. Finn-Egan and Lipkin, who each beneficially owns approximately 32.8% of CMI's common stock, Bill Swisher, who beneficially owns approximately 9.5% of CMI's common stock, and Thane Swisher, who beneficially owns approximately 1.5% of CMI's common stock, none of the foregoing participants beneficially owns individually in excess of 1% of CMI's common stock. Additional information about the directors and executive officers of CMI is included in CMI's Proxy Statement for its 2001 Annual Meeting of Shareholders filed with the SEC on April 30, 2001. Information is also included in a proxy statement/prospectus filed by CMI with the SEC in connection with the proposed merger. Investors may obtain these documents free of charge at the SEC's website (www.sec.gov), or by contacting CMI Corporation, P. O. Box 1985, Oklahoma City, OK 73101, Attention: Jim D. Holland, telephone:
(405) 787-6020.

     INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

     THE FOLLOWING IS A PRESS RELEASE ISSUED BY CMI ON AUGUST 23, 2001.

FOR ADDITIONAL INFORMATION, CONTACT:

     Jim Rodriguez                         Woody Wallace
     Vice President, Investor Relations    The Investor Relations Company
     405-491-2467                          847-564-5610

FOR IMMEDIATE RELEASE - OKLAHOMA CITY - August  23, 2001

              CMI CALLS SHAREHOLDER MEETING TO APPROVE MERGER WITH
                               TEREX CORPORATION

     Oklahoma City, Oklahoma, August 23, 2001 --- CMI Corporation (NYSE:CMI) announced today that it will hold a special shareholder meeting on Friday, September 28, 2001 to vote upon the proposed merger agreement with Terex Corporation (NYSE:TEX) of Westport CT. The meeting will take place at 10:00 a.m. at CMI's corporate headquarters in Oklahoma City. Shareholders of record as of August 27, 2001 will be entitled to vote at the special meeting.
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     Formal notice of the meeting, together with a proxy statement/prospectus, is being mailed to shareholders.

     CMI Corporation is an innovator, designer and manufacturer of equipment for heavy-duty construction and infrastructure applications. With headquarters in Oklahoma City, the Company's leading-edge equipment is used to build, maintain and reconstruct roads, highways, bridges and airport runways. The Company's product offerings include: asphalt and concrete pavement production plants, asphalt and concrete paving machines and support equipment, concrete bridge deck finishers, highway grading machines, base preparation machines, pavement milling machines, and trailers for transporting paving materials and heavy construction machinery. The Company also supplies landfill compactors and heavy duty grinding equipment to waste markets, worldwide.

                             *   *   *   *   *   *

     Terex has filed a registration statement with the SEC on Form S-4 in connection with the Merger and CMI has filed a proxy statement/prospectus with the SEC. Terex and CMI expect to mail the proxy statement/prospectus to CMI's shareholders on or about August 29, 2001. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully.

     The registration statement and the proxy statement/prospectus contain important information about Terex, CMI, the Merger, and related matters. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. In addition to the registration statement and the proxy statement/prospectus, Terex and CMI file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Terex or CMI at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. Terex's and CMI's filings with the SEC are also available to the public from commercial document-retrieval services and the website maintained by the SEC at http://www.sec.gov.